FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2016 to November 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 8, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2016 to November 30, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 8, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

		as of November 30, 2016

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 28, 2016)
(Period of repurchase: from August 15, 2016 to January 27, 2017 (excluding the period between October 28, 2016 to November 11, 2016))		100,000,000	45,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	November 14	887,900	517,332,030
	November 15	887,900	524,221,800
	November 16	887,900	530,988,300
	November 17	887,900	524,801,940
	November 18	887,900	535,935,890
	November 21	1,001,700	601,889,330
	November 22	1,001,700	601,229,950
	November 24	1,001,700	611,420,750
	November 25	991,700	608,823,980
	November 28	984,100	597,767,620
	November 29	984,100	595,782,330
	November 30	984,100	600,951,480

Total	—	11,388,600	6,851,145,400

Aggregate shares repurchased as of the end of this reporting month		73,503,400	36,023,668,600

Progress of share repurchase (%)		73.5	80.1

2.	Status of disposition

			as of November 30, 2016

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)
	November 1	1,371,500	1,371,500
	November 2	1,533,900	1,533,900
	November 4	184,200	184,200
	November 7	589,400	589,400
	November 8	511,200	511,200
	November 9	4,700	4,700
	November 10	22,700	1,507,700
	November 11	85,000	85,000
	November 14	1,467,100	5,022,100
	November 15	243,200	243,200
	November 16	764,100	3,129,100
	November 17	146,700	5,735,700
	November 18	110,700	1,477,700
	November 21	547,700	1,438,700
	November 22	35,500	4,726,500
	November 25	83,500	1,744,500
	November 28	149,600	1,095,600
	November 29	37,500	1,523,500
	November 30	16,300	787,300

Subtotal	—	7,904,500	32,711,500

Total	—	7,904,500	32,711,500

3.	Status of shares held in treasury

as of November 30, 2016

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	288,624,447